Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

Mint Incorporation Limited
17/F, Wing Kwok Centre, No.182 Woosung Street,
Jordan, Kowloon, Hong Kong

PROXY CARD

Class Meeting of Holders of Class A Ordinary Shares
To be held on August 18, 2026 at 10:00 a.m., Hong Kong Time (August 17, 2026 at 10:00 p.m. Eastern Time)

The undersigned hereby appoints Hoi Lung Chan as proxy with full power of substitution, to represent and to vote as set forth herein all class A ordinary shares of no par value (the “Class A Ordinary Shares”) of Mint Incorporation Limited (the “Company”) which the undersigned is entitled to vote at the Class Meeting of Holders of Class A Ordinary Shares (the “Class A Meeting”) and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Item 1 of the Class A Meeting.

Item 1

Resolved that subject to the class consent from the holders of the class B ordinary shares of no par value each of the Company (the “Class B Ordinary Shares”), the voting rights attached to each Class B Ordinary Share be increased from twenty (20) votes to two hundred (200) votes on all matters subject to vote at general meetings of the Company, with immediate effect.

[ ] For	[ ] Against	[ ] Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Class A Meeting or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 2026
Signature
Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

To vote by Internet

1) Visit www.proxyvote.com or scan the QR code on your voting card.

To vote by Telephone

1) Call the telephone number on your voting card or email.

To vote by Mail

1) Check the appropriate boxes on the voting instruction form.

2) Sign, date, and return your voting card in the enclosed envelope.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

If you vote by proxy, the latest we will accept voting is on August 17, 2026, at 10:00 a.m., Hong Kong Time (August 16, 2026, at 10:00 p.m. Eastern Time).

The Proxy Statement and the form of Proxy Card are available at www.proxyvote.com.

Consent to electronic delivery of proxy material: __________________________ (email address).